UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date May 16, 2025	By:	/s/ Mauricio Botero Wolff
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

May 16, 2025

Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE COMPLETION OF ITS CORPORATE STRUCTURE CHANGES

Bancolombia S.A. (“Bancolombia”) announced that, effective as of today the procedures announced to the market on October 29, 2024, aimed at enhancing the corporate structure of Bancolombia and its subsidiaries (“Grupo Bancolombia”), have been completed. These procedures included the establishment of a new holding company for Grupo Bancolombia named Grupo Cibest S.A. (“Grupo Cibest”) and the execution of a series of related corporate transactions (the “Corporate Structure Changes”).

As a result, as of today, Grupo Cibest is the parent, or holding company, of all financial entities and other companies that are part of Grupo Bancolombia, including Bancolombia.

Additionally, as a result of the completion of the Corporate Structure Changes, Bancolombia’s shareholders (excluding Grupo Cibest) have become shareholders of Grupo Cibest. Grupo Cibest issued, on their behalf, the same number and class of shares (common shares and preferred shares with no voting rights), under the same terms and conditions as those previously held in Bancolombia. This ensures that shareholders maintain the same ownership percentage they held in Bancolombia. In turn, their shares in Bancolombia (excluding those held by Grupo Cibest) have been cancelled. Holders of Bancolombia American Depositary Receipts (“ADRs”) will receive equivalent ADRs of Grupo Cibest.

The common shares and the preferred shares with no voting rights issued by Grupo Cibest are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia – BVC) under the symbols “CIBEST” and “PFCIBEST,” respectively. The ADRs representing Grupo Cibest’s preferred shares will be listed on the New York Stock Exchange (NYSE) under the symbol “CIB”, the same symbol under which the ADRs representing Bancolombia’s preferred shares were traded on the NYSE prior to the Corporate Structure Changes, and will be available for trading starting Monday, May 19, 2025.

Bancolombia will remain the issuer of its outstanding bonds in Colombian pesos and U.S. dollars.

As of today, Grupo Cibest is organized as follows1:

Grupo Cibest will control Bancolombia directly, and indirectly through four other Colombian companies that are 100% owned by Grupo Cibest. Grupo Cibest will contribute Bancolombia shares in kind to these companies, resulting in the following shareholding structure of Bancolombia:

Bancolombia’s Shareholders	Ownership (%)	Number of Shares
Grupo Cibest S.A.	94.5%	945
Inversiones Cibest S.A.S.	4.90%	49
Valores Cibest S.A.S	0.20%	2
Cibest Investment Management S.A.S.	0.20%	2
Cibest Inversiones Estratégicas S.A.S.	0.20%	2
Total	100%	1.000

The products and services offered by Grupo Bancolombia and the subsidiaries of Grupo Cibest will remain the same, and clients will continue to be served through the existing channels, with no changes to the terms and conditions of their products.

Forward looking statements

This release contains statements that may constitute “forward-looking statements.” These forward-looking statements are not based on historical facts but rather represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Words such as “anticipate,” “believe,” “estimate,” “approximate,” “expect,” “may,” “intend,” “plan,” “predict,” “target,” “forecast,” “guideline,” “should,” “project,” and similar words and expressions are intended to identify forward-looking statements. Actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they are made, and no obligation is assumed to publicly update or revise any

[1]	This chart is presented for illustrative purposes only and is not intended to reflect the full details of all Grupo Cibest’s subsidiaries.

forward-looking statement after the date it is made in light of new information, future events, and other factors.

Contacts
Mauricio Botero Wolff Strategy and Finance VP Tel: (57 604) 404 0858	Catalina Tobón Rivera IR Director Tel (57 601) 4885950 IR@bancolombia.com.co